SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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November 10, 2011

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3Q11
Results Release

São Paulo, November 10, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM) We present our results for the third quarter of 2011 (3Q11). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

Highlights

•   Net revenue of R$ 3.3 billion, a 13.0% increase compared to 3Q10, excluding the non-recurring effects we recorded an increase of 14.5%

•   EBIT of R$ 553 million, representing a margin of 16.7%, excluding the non-recurring effects we reached an EBIT of R$ 192 million and a margin of 5.8% in 3Q11

•   Total RASKof R$16.6 cents, 4.2% growth versus 3Q10, when compared to the adjusted data for 3Q10 increased 5.6%

•   International RASKin dollars was 8.0 cents, a 11.4% increase compared with 3Q10

•   Domestic Yieldof R$19.0 cents, 2.2% growth compared to 3Q10, comparing to 2Q11 increased 6.6%, confirming our expectation of recovery for the quarter

•   International Yieldin dollars was 9.6 cents, a 10.2% growth compared with 3Q10

•   Increase of 3.3% in the number of transported passengersregistering 9.5 million in the third quarter 2011

•   International load factorof 83.7%, the best load factor recorded in a quarter

•   Demand growth(in RPK) of 6.7% comparing the 3Q11 with the same quarter last year

LATAM

On August 13, 2010, we have announced, together with LAN, that we entered into a non-binding MOU, outlining the intentions to combine the companies under a single parent entity to be known as LATAM Airlines Group. The proposed combination of LAN and TAM would be among the 10 major airline groups in the world.

During this quarter, we obtained the approvals from Chile’s antitrust court (TDLC) and Spain’s antitrust authority to continue with the merger transaction. No further antitrust approvals are required in Europe. We appealed before the Supreme Court of Chile, objecting three of the mitigation measures imposed by the TDLC. We believe that the appeal process will not delay our plans to bring the transaction into effect. We believe the transaction can be concluded towards the end of the first quarter 2012.

We have started the technical works preparing for the integration, via international consulting companies, with the purpose of preparing the future merger between the companies. In the new group’s structure, Maurício Rolim Amaro will be the chairman of the Board of Directors of LATAM and Enrique Cueto will be the CEO (Chief Executive Officer) of LATAM. Maria Cláudia Amaro will remain as chairman of the Board of Directors of TAM S/A, and will be a member of the Board of Directors of LATAM. Marco Antonio Bologna will remain as CEO of TAM S/A, and Ignacio Cueto will be CEO of LAN. Líbano Barroso, who currently is TAM Linhas Aéreas’ CEO, will be the CFO (Chief Financial Officer) of LATAM; the structure currently reporting to him will start reporting to Bologna after the group is created. This new structure will be implemented as of the effective creation of LATAM, and the existing structures will remain unchanged until then.

Multiplus

3Q11 Multiplus Highlights

Between July and September 2011, Multiplus issued 20.0 billion points, a growth of 38.5% compared to the same period last year. We ended the quarter with a network of 168 partnerships and 8.9 million members.

Turning to financial results, Multiplus registered R$397.3 million in gross billings of points this quarter, an increase of  32.4% on the same period of 2010. Net revenue was R$321.5 million, compared with R$130.1 million in the third quarter of last year. Total cost of services rendered was R$217.6 million in the quarter, while points redeemed totaled 12.5 billion. Operating Expenses were R$27.0 million in the quarter, reflecting the expenses with marketing, personnel and other items, since Multiplus restructured its workforce, processes and main systems over the course of 2010 and 2011. Multiplus posted Net Income of R$51.3 million, for net margin of 16.0%. This margin was impacted negatively due to the increase in the unit cost, as expected, related to the end of inventory of pre-paid seats with IPO procedures in addition to a non-cash effect of FX hedge operations.

Joint Venture

On November 8, Multiplus and Aimia, (former Groupe Aeroplan) a global leader in loyalty management headquartered in Canada, announced that they have entered into an agreement pursuant to which they will join forces to create a new loyalty marketing services company in Brazil. The joint venture will focus on the design, development, management, and value creation from data analytics and insight for third party loyalty and incentive programs. The company will be owned in equal share participations by each of the parties.

Multiplus and Aimia will be involved in the continuous support of the business with a focus to build, grow and transform the loyalty marketing services industry and may explore a broader relationship over time, should market opportunities present themselves.  The formation of the joint venture is subject to customary regulatory approvals. At this time there is no anticipated transfer of assets by either party to the joint venture other than know-how and expertise, with the respective cash investment by each of the parties expected to be less than US$25 million over a three year period.

22

Shares Buyback Program

In order to comply with the stock option program for our executives, our Board of Director, in meeting held on September 30, 2011, authorized the share buyback of the preferred stocks of the Company. The acquisition shall observe the threshold of up to 54,137 preferred shares with the maximum term for holding the operation in 28/09/2012.

TRIP

On March 2011 together with TRIP Linhas Aéreas we signed a Term Sheet, with no binding effect, in order to acquire the a minority stake in TRIP representing 31% of its total capital stock and 25% of its voting capital stock and the remaining in preferred shares. We inform that the due diligence process is complete and satisfactory.

After this announcement, we improved our commercial agreements increasing by more than 75% the number codeshare flights with TRIP from 120 to 211, in addition we increased the number of cities served from 60 to 72. After these changes we observed an increase of over 110% in the volume of passengers transported via codeshare.

We continue analyzing the project and will keep our shareholders and the market informed about the possible conclusion of the negotiations.

Retail Project

As part of the retail project, which had its first anniversary in August, we opened in this quarter three points of sale in São Paulo subway stations. The kiosks are located on the Corinthians-Itaquera, Ana Rosa and São Bento stations. The business model taken to the subway is a project already tested with TAM kiosks at Casas Bahia stores, in São Paulo.

In October, four new kiosks were installed in Casas Bahia stores: one in São Miguel Paulista, and three in the metropolitan region of São Paulo (Santo Andre, São Bernardo and Taboão da Serra).

In August 2010, the Casas Bahia stores located at Praça Ramos, Vila Nova Cachoeirinha and São Mateus, in São Paulo, were the first ones to have points of sale of our airline tickets. In January, we took the project to three more stores, located at Jardim Ângela, and in the cities of Mauá and Guarulhos, at the São Paulo metropolitan region. In total, we have ten kiosks distributed in the retail chain.

In all points of sale, the client finds well-trained professionals to give full guidance and clarify doubts on the best options for travel, flight times and financing. Since a considerable part of this audience is purchasing their first airline ticket, our employees are prepared to explain flight procedures, such as arriving early to the airport, check-in options, rules for dispatching luggage, care for personal belongings, and guidance about boarding on terminals.

To reinforce the advantages of our services for all passenger profiles, we have resumed the advertising campaign “Você vai. E vai de TAM.” [You’re going. And going with TAM], launched in 2010, also as part of our retail project. The ads reinforce our work to make air travels increasingly accessible to the Brazilian population, displaying prices and possibilities for paying in installments that show that it is possible to travel with TAM.

The campaign “Você vai. E vai de TAM” received an award in the Retail Marketing category of the LIDE Corporate Marketing Award. The Corporate Marketing Forum was promoted by LIDE –Corporate Leaders Group. The second edition of the award, held during the Corporate Marketing Forum, selected the best market cases and the corporate marketing director who stood out the most on the 12 months before the meeting. The Forum was attended by approximately 200 leaders from the most important Brazilian and multinational corporations, their marketing directors and advertising agencies.

TAM Vacations

TAM Vacations, our tourism operator, celebrated its 13th anniversary in October and currently has 120 franchised stores in all Brazilian states and more than 5,000 travel agencies served.

Created at a moment when global airlines granted their brands to tourism operators, the unit was pioneer in Brazil in the implementation of this new concept, in 1998. At that time, TAM noticed the opportunity to make our name even stronger in the leisure segment and followed the strategy of continuing to attract Brazilians to air travel.

Today, TAM Vacations offers more than 600 options in domestic and international destinations. Through segmentation, TAM Vacations allows to configure tours with more freedom. The clients have specific options, divided into eight areas of interest: ecotourism, escapes, sports, family, experiences, fun and entertainment, events and fairs, and beaches.

MRO

TAM MRO, our maintenance, repair and overhaul center, intends to grow 20% a year, in average, until 2016. To achieve this target, we will increase our revenue with services rendered to external clients, improve process and systems, and search for strategic partners aligned with our business plan. Currently, the maintenance services for third parties account for 15% of the total revenues. We expect this to exceed 40% until 2016.

This mission is headed by Luiz Gustavo Silva, appointed Executive Director of TAM MRO last August. With his arrival, the unit started to report directly to the holding TAM S/A, headed by Marco Antonio Bologna. This movement is in line with our strategy of making our maintenance center an independent business unit, as announced in 2007.

From January to August this year, TAM MRO conducted 80 checks and approximately 76,000 repairs in components in 20 different workshops. In the same period, the service to third parties, in number of checks carried out has already grown by 240% in comparison to the same period of 2010.

In September, TAM MRO opened a new 2,450 square meter hangar with capacity to host a narrow body aircraft (with a single aisle). Also in September, MRO renewed its certificate to provide services in aircrafts registered in Canada and their components. The new authorization by Transport Canada Civil Aviation (TCCA), the Canadian industry authority, is valid until 2012.

Other initiatives may also be launched to ensure qualified labor force to render maintenance services. We signed with Senai-SP (National Service of Industrial Learning) a protocol of intention to reopen the Aircraft Maintenance Technical Course in São Carlos. Free of charge, it will admit 64 students in 2012. TAM MRO will provide the material for practical classes and open internship positions for the attendees, with priority for hiring.

TAM Cargo

TAM Cargo, our cargo unit, celebrated this October 15 years delivering agility, respect and trust throughout the world. Since 2001, we have maintained, in partnership with the National Center for Notification, Collection and Distribution of Organs – CNNCDO, the project “Life is hitchhiking”, through which we transport, free of charge, on all routes we operate in Brazil, human organs and tissues for transplants and the teams that conduct the procedures. Last year, we transported 2,178 human organs and tissues for transplants, and also offered logistic support to collect the material. Over these 10 years, more than 6,000 organs and tissues, as well as specialized physicians, were transported in our aircraft.

We have opened a new terminal in Maceió (AL). The 440 squares meters terminal is located at BR-104 highway and is three times larger than the previous area. The facility has a 250 sq. m. storage area and can move up to 12 tons of cargo a day (200% more than before). In the Northeast region, TAM Cargo has 13 terminals: Maceió (AL), Aracaju (SE), Fortaleza (CE), Ilhéus (BA), Imperatriz (MA), João Pessoa (PB), Natal (RN), Petrolina (PE), Porto Seguro (BA), Recife (PE), Salvador (BA), São Luís (MA), and Teresina (PI).

Star Alliance

Star Alliance, the way the Earth connects, was elected for the sixth consecutive time the Best Airline Alliance at the Business Traveler Awards, handed in London in October. This award is the greatest recognition from the aviation industry to the business travel segment and gives the Business Traveler magazine reader the chance of honoring airlines, airports, hotels and car rental companies that they believe make a true difference in their lives during trips.

To meet the clients’ expectations concerning mobile information, Star Alliance has launched an application navigator for iPhone that offers updated data on flights and information to guide the passengers’ choices, such as flight status, VIP rooms and city guides.

In July, Star Alliance announced that its Executive Board approved unanimously the request from Shenzhen Airlines to join Star Alliance. Shenzhen Airlines is the fifth largest airline in China, operating on the fifth busiest airport in the country. Its admission to Star Alliance is part of a long-term strategy to expand the network to future growing markets, offering five new destinations to the Star Alliance network in China.

IOSA-IATA

TAM Linhas Aereas and TAM Mercosur underwent trough a biannual audit of maintenance of IATA-IOSA Registry and achieved 100% of compliance in mandatory program requirements, besides to meet most of the best industry practices.

This step will ensure the recertification process from January 2012 until 2014. Today, the IOSA (IATA Operational Safety Audit) is the most comprehensive and widely accepted international certification of operational safety in civil aviation.

This certification was achieved for the first time in January 2007 and ratified by IATA in 2008 and 2010.

Sustainability

Our mission is to develop a culture that inspires the entire company and the audiences with which we have relationship to guide decisions made towards sustainable actions. We aim at being among the global leaders in the aviation industry in this movement. To do so, we look for partnerships in all levels of society.

Our 2010 Sustainability Report uses the model by Global Reporting Initiative (GRI), considered the most thorough and worldwide accepted standard for this type of document. In it, we list the company’s main social, environmental and financial achievements.

Among the highlights, there are projects in energy efficiency, such as the company’s research to develop an alternative, more sustainable fuel and the first experimental flight in Latin America of a commercial aircraft fueled with biofuel. Another important action is the Fuel Conservation project, which implemented small changes in the company routine to allow a reduction in fuel consumption and, consequently, in the emissions of carbon dioxide (CO2). One of them was reducing the aircraft weight by reducing the crew luggage. They were exempted from carrying personal luggage in two-way flights made on the same day. Another initiative was changing the aluminum cargo containers for ones in Ultralite, a fiberglass and thermoplastic alloy 60% stronger and 30% lighter than metal. The project also reinforced the control of fuel boarded and remaining on aircrafts, aiming at establishing high operational efficiency.

The extended partnerships and continuity of the employees volunteering program are also a highlight. Our employees, through voluntary actions, work in different initiatives to benefit the community. A project conducted in partnership with the non-governmental organization “Make a Wish” makes the dreams of children whose lives are threatened by serious illnesses come true. In partnership with the non-governmental organization Junior Achievement São Paulo, our employees teach courses to prepare teenagers with 15 to 17 years of age around the airport region to the work market.

Awards and Recognition

We receive several awards as recognition of our position among the main companies in the global aviation industry:

For the seventh time in a row, we were nominated the airline the Brazilians trust the most, according to the 10th Trusting Brands Survey, conducted by Seleções magazine in partnership with Ibope Inteligência.

We participated on the fourth edition of the ceremony for handing the IMPAR 2011 certificates, at the Fiesc auditorium, in Florianópolis. IMPAR 2011 (Index of Preferred Brands and Regional Affinity) is an initiative by RIC Group in partnership with IBOPE Inteligência and identifies tastes, trends, habits and the profile of consumers in the State. Marco Antonio Bologna, CEO of TAM S.A. attended the event and received, on behalf of the company, the award for Best Return to Shareholders.

Our onboard magazines, RED Report and TAM Nas Nuvens, prepared by Editora New Content, were rated as gold at the 7th ANATEC Award. The ANATEC award is promoted by National Association of Publication Editors, and organized by Garrido Marketing. With national reach, it is targeted at all editors and companies that work on and value the best practices in segmented communication. RED Report was awarded as the best magazine in the Service – Customized category. In the Graphic Design – Customized category, the company was awarded for the case TAM Nas Nuvens Vintage – a special edition of the TAM Nas Nuvens magazine (June 2010).

We were nominated as the most sociable Brazilian airline on the Internet, according to the public perception measured by E-Consulting Corp. The study observed the websites Twitter, LinkedIn, YouTube, Reclame Aqui, Google, Facebook and Orkut to assess the online performance from corporations, considering the quality of interactions and their initiatives in Branding, Sales and Relationship. On the general ranking from E-Consulting, the airline comes in the 15th place, and in the list of 100% Brazilian companies, it has the fourth highest rate of Online Presence. Currently, in South America, TAM is the airline with most followers on Twitter. In total, more than 225,000 people follow the company’s profile on the social network.

Financial Results

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in Real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding; (ii) the outcome of the percentage changes may diverge demonstrated.

In this quarter we also had an adjusted comparison. For 3Q11, we adjusted the impact of PIS and Cofins credit, in the amount of R$ 426 million (R$ 382 million as a deduction from "Fuel expenses," R$4 million as a reduction of the "Financial Results" and R$ 40 million as a reduction under "Landing, take-off and navigation charges"), and from this amount, roughly R$ 24 million/quarter are recurring. We started this review of the PIS and COFINS credit in the 2Q11, when we identified a recurring credit of R$20 million/quarter. Considering both recurring credits (from 2Q and 3Q) we will have a total recurring amount of roughly R$44 million/quarter going forward. More information can be found in Note 9 to our financial statements. In addition, we had a non-recurring impact of R$ 37 million related to a tariffs payment regarding the difference of the maximum take-off weight of our average fleet related to past years. This process was studied with Infraero and according to our consensus, we accounted it.

For the third quarter of 2010 we adjusted the impact of the additional tariff. On September of 2010 the Superior Court of Justice confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% of the fare for all regular domestic tickets sold. In the light of such event, we reverted the accounting provision thereof on R$ 585.9 million, related to the period from June 2001 up to August 2010.

Main Financial and Operational Indicator

(In Reais, except when indicated otherwise)	3Q11	3Q10	3Q11 vs 3Q10	2Q11	3Q11 vs 2Q11	Jan-Sep 2011	Jan-Sep 2010	Variation
Operational Revenue (million)	3,319.5	2,938.8	13.0%	3,053.2	8.7%	9,415.2	8,154.1	15.5%
Total Operating Expenses (million)	2,766.1	2,258.2	22.5%	3,037.6	-8.9%	8,736.1	7,395.3	18.1%
EBIT (million)	553.3	680.6	-18.7%	15.6	3443.4%	679.1	758.8	-10.5%
EBIT Margin %	16.7	23.2	-6.5 p.p.	0.5	16.2 p.p.	7.2	9.3	-2.1 p.p.
EBITDA (million)	739.1	857.5	-13.8%	280.2	163.8%	1,221.5	1,282.6	-4.8%
EBITDA Margin %	22.3	29.2	-6.9 p.p.	9.2	13.1 p.p.	13.0	15.7	-2.8 p.p.
EBITDAR (million)	852.4	975.2	-12.6%	380.5	124.0%	1,545.6	1,641.0	-5.8%
EBITDAR Margin %	25.7	33.2	-7.5 p.p.	12.5	13.2 p.p.	16.4	20.1	-3.7 p.p.
Net Income (million)	(619.7)	733.5	-	60.3	-	(430.6)	487.8	-
Earnings per share (reais)	(4.0)	4.7	-	0.4	-	(2.8)	3.1	-
Total RASK (cents)[1]	16.6	15.9	4.2%	15.7	5.6%	16.1	15.6	3.2%
Domestic RASK (cents)	12.1	12.6	-4.1%	11.7	3.7%	12.0	12.8	-5.8%
International RASK (cents)	13.1	12.6	4.3%	11.5	13.9%	12.1	12.0	0.8%
International RASK (USD cents)	8.0	7.2	11.4%	7.2	11.0%	7.4	6.8	10.0%
Total Yield (cents)[1]	23.4	21.8	7.6%	22.1	6.2%	22.7	22.5	0.5%
Domestic Yield (cents)	19.0	18.6	2.2%	17.8	6.6%	18.3	20.0	-8.3%
International Yield (cents)	15.7	15.2	3.1%	14.1	10.9%	14.9	15.3	-2.8%
International Yield (USD cents)	9.6	8.7	10.2%	8.9	8.1%	9.1	8.6	6.0%
Load Factor %	73.7	75.2	-1.5 p.p.	73.9	-0.3 p.p.	73.8	71.5	2.3 p.p.
Domestic Load Factor %	67.3	70.3	-3.0 p.p.	69.2	-1.9 p.p.	68.9	67.0	1.9 p.p.
International Load Factor %	83.7	82.7	0.9 p.p.	81.4	2.2 p.p.	81.6	78.7	2.9 p.p.
CASK (cents)	13.8	12.2	13.0%	15.6	-11.6%	14.9	14.1	5.5%
CASK excluding fuel (cents)	9.7	7.5	30.2%	10.0	-2.9%	9.9	9.3	5.8%
CASK USD (cents)	8.4	7.0	20.7%	9.8	-13.8%	9.1	7.9	15.1%
CASK USD excluding fuel (cents)	5.9	4.3	39.1%	6.3	-5.3%	6.0	5.2	15.4%

Note 1: RASK is net of taxes and Yield is gross of taxes
1Includes revenues from passengers, cargo and others

Income Statement

(In millions of Reais)	3Q11	3Q10	3Q11 vs 3Q10	2Q11	3Q11 vs 2Q11	Jan-Sep 2011	Jan-Sep 2010	Variation
Operational Revenue	3,459.7	3,014.5	14.8%	3,175.1	9.0%	9,805.6	8,449.1	16.1%
Pax Revenue	2,585.9	2,369.0	9.2%	2,337.4	10.6%	7,296.2	6,741.6	8.2%
Domestic	1,560.7	1,465.7	6.5%	1,472.0	6.0%	4,543.9	4,290.3	5.9%
International	1,025.2	903.4	13.5%	865.4	18.5%	2,752.2	2,451.3	12.3%
Cargo	294.4	276.5	6.5%	296.9	-0.8%	846.4	817.2	3.6%
Domestic	140.5	128.7	9.2%	140.3	0.2%	398.5	371.4	7.3%
International	153.9	147.8	4.1%	156.6	-1.7%	447.9	445.9	0.5%
Other operating revenue	579.3	369.3	56.9%	540.9	7.1%	1,663.0	890.6	86.7%
Loyalty Program (TAM)	19.8	106.4	-81.4%	77.0	-74.3%	200.1	349.2	-42.7%
Loyalty Program (Multiplus)	295.9	127.6	131.9%	265.9	11.3%	788.9	262.7	200.3%
Travel and tourism agencies	19.8	14.3	38.4%	21.2	-6.6%	55.4	41.7	32.7%
Others (includes expired tickets)	243.8	121.0	101.5%	176.7	37.9%	618.7	237.0	161.0%
Sales deductions and taxes	(140.2)	(75.7)	85.2%	(121.9)	15.0%	(390.4)	(295.0)	32.3%
Net Operational Revenue	3,319.5	2,938.8	13.0%	3,053.2	8.7%	9,415.2	8,154.1	15.5%

Operational Expenses
Fuel	(814.3)	(875.1)	-6.9%	(1,085.4)	-25.0%	(2,957.0)	(2,516.9)	17.5%
Marketing and related expenses	(223.6)	(231.6)	-3.5%	(239.8)	-6.8%	(700.9)	(669.5)	4.7%
Leasing of aircraft, engines and equipment under operating leases	(113.3)	(117.7)	-3.8%	(110.5)	2.5%	(324.1)	(358.4)	-9.6%
Personnel	(666.6)	(577.1)	15.5%	(668.6)	-0.3%	(2,011.1)	(1,650.1)	21.9%
Maintenance and reviews (excluding personnel)	(146.8)	(132.8)	10.5%	(124.5)	17.9%	(461.6)	(459.1)	0.5%
Third party services	(209.3)	(193.6)	8.1%	(225.0)	-7.0%	(621.0)	(582.0)	6.7%
Landing, take-off and navigation charges	(183.4)	(150.4)	22.0%	(155.3)	18.1%	(502.7)	(436.9)	15.1%
Depreciation and amortization	(185.8)	(176.9)	5.0%	(186.7)	-0.5%	(542.4)	(523.8)	3.5%
Aircraft insurance	(11.9)	(13.1)	-9.1%	(12.7)	-6.1%	(36.5)	(39.4)	-7.4%
Reversal of additional tariff	0.0	364.9	-	0.0	-	0.0	364.9	-
Other	(211.2)	(154.8)	36.4%	(229.2)	-7.8%	(578.8)	(524.1)	10.4%
Total of operational expenses	(2,766.1)	(2,258.2)	22.5%	(3,037.6)	-8.9%	(8,736.1)	(7,395.3)	18.1%

EBIT	553.3	680.6	-18.7%	15.6	-	679.1	758.8	-10.5%
Movements in fair value of fuel derivatives	(93.4)	12.7	-	(12.9)	626.1%	(50.4)	(33.9)	49.0%

Operating Profit (loss)	460.0	693.3	-33.7%	2.8	-	628.7	725.0	-13.3%
Financial income	554.7	652.2	-15.0%	800.8	-30.7%	1,607.8	1,521.6	5.7%
Financial expense	(1,823.8)	(207.4)	779.4%	(628.2)	-190.3%	(2,619.8)	(1,414.8)	85.2%
Hedge Accounting	(19.3)	-	-	-	-	(19.3)	-	-
Income (loss) before income tax and social contribution	(828.5)	1,138.1	-	175.4	-	(402.6)	831.7	-
Income tax and social contribution	222.3	(392.7)	-	(93.7)	-	26.3	(324.5)	-
Income (loss) before non-controlling interest	(606.2)	745.5	-	81.7	-	(376.3)	507.2	-
Non-controlling interest	(13.6)	(12.0)	13.5%	(21.4)	-36.6%	(54.3)	(19.9)	173.0%

Net Income	(619.7)	733.5	-	60.3	-	(430.6)	487.8	-

Main Revenue and Expenses per ASK

(In Reais cents per ASK)	3Q11	3Q10	3Q11 vs 3Q10	2Q11	3Q11 vs 2Q11	Jan-Sep 2011	Jan-Sep 2010	Variation
Operational Revenue	17.3	16.3	5.9%	16.3	5.8%	16.7	16.1	3.7%
Pax Revenue	12.9	12.8	0.7%	12.0	7.5%	12.4	12.9	-3.3%
Cargo	1.5	1.5	-1.8%	1.5	-3.7%	1.4	1.6	-7.5%
Other operating sales and/or services revenue	2.9	2.0	44.7%	2.8	4.0%	2.8	1.7	66.8%
Sales deductions and taxes*	(0.7)	(0.4)	70.8%	(0.6)	11.7%	(0.7)	(0.6)	18.2%
Net Operational Revenue (RASK)	16.6	15.9	4.2%	15.7	5.6%	16.1	15.6	3.2%

Operational Expenses
Fuel	(4.1)	(4.7)	-14.2%	(5.6)	-27.1%	(5.0)	(4.8)	5.0%
Selling and marketing expenses	(1.1)	(1.3)	-11.0%	(1.2)	-9.4%	(1.2)	(1.3)	-6.5%
Aircraft, engine and equipment leasing	(0.6)	(0.6)	-11.3%	(0.6)	-0.5%	(0.6)	(0.7)	-19.2%
Personnel	(3.3)	(3.1)	6.5%	(3.4)	-3.2%	(3.4)	(3.2)	8.9%
Maintenance and reviews (except personnel)	(0.7)	(0.7)	1.9%	(0.6)	14.5%	(0.8)	(0.9)	-10.2%
Outsourced services	(1.0)	(1.0)	-0.3%	(1.2)	-9.6%	(1.1)	(1.1)	-4.7%
Landing, take-off and navigation charges	(0.9)	(0.8)	12.5%	(0.8)	14.7%	(0.9)	(0.8)	2.8%
Depreciation and amortization	(0.9)	(1.0)	-3.1%	(1.0)	-3.3%	(0.9)	(1.0)	-7.5%
Aircraft insurance	(0.1)	(0.1)	-16.1%	(0.1)	-8.8%	(0.1)	(0.1)	-17.2%
Other	(1.1)	(0.8)	25.8%	(1.2)	-10.5%	(1.0)	(1.0)	-1.3%
Total of operational expenses (CASK)	(13.8)	(12.2)	13.0%	(15.6)	-11.6%	(14.9)	(14.1)	5.5%

Spread (RASK - CASK)	2.8	3.7	-25.0%	0.1	-	1.2	1.4	-20.0%

Management Report

Gross Revenue

Increase of 14.8% in 3Q11 compared to 3Q10, reaching R$ 3,459.7million, due to:

Domestic Revenue

Revenues from our domestic passenger business increased by 6.5% to R$1,560.7 million in the third quarter 2011. This was due to a 4.2% increase in RPKs, combined with a 2.2% increase in yield. Our supply in ASKs rose 8.9%, reducing the load factor by 3.0 p.p., to 67.3%. The combination of these factors led our RASK to decrease 4.1%, however, in the adjusted comparison, excluding the effects of reversal of Additional Tarifs in 3Q10, the RASK reduction was 1.3%.

International Revenue

Revenues from our international passenger increased by 13.5% to R$1,025.2 million in the third quarter 2011. This was a result from a 10.0% growth in demand measured in RPKs, combined with an increase in our international yield in dollars of 10.2%. Expressed in Reais, our international yield increased by 3.1%. The increase in supply was 8.8%, which raised our load factor by 0.9 percentage points to 83.7% in the quarter. As a result our RASK in dollars raised 11.4%, while in reais the increase was of 4.3%.

Cargo Revenue

Revenues from our cargo business increased by 6.5% to R$294.4 million in the third quarter of 2011, as a result of a 9.2% increase in our domestic cargo business and a 4.1% increase in our international cargo business.

Other Revenues

Revenues from our other businesses increased by 56.9% to R$579.3 million in the third quarter 2011, primarily due to the creation of our subsidiary Multiplus, and due to the “others” line that includes expired tickets and rates.

Operational expenses

Our operating expenses increased by 22.5% to R$2,766.1 million in the third quarter of 2011, compared to R$ 2,258 million recorded in 3Q10, primarily due to the increase in personnel expenses, maintenance and reviews (excluding personnel), third party services, landing, take-off and navigation charges, depreciation and amortization and others expenses. Our operating expenses per ASK, or CASK, increased 13.0% to R$13.8 cents in 3Q11, compared to R$ 12.2 cents in 3Q10. CASK excluding fuel expenses increased 30.2% to R$9.7 cents in 3Q11, compared to R$ 9.5 cents in the 3Q10.

In the adjusted comparison (excluding the effect of the Additional Tariff, the take-off tariffs payment related to previous years and the credit of PIS and COFINS – mentioned in the beginning of this section), there was an increase in operating expenses of 19.2% to R$ 3,127 in 3Q11, compared R$ 2,623 million in 3Q10. The adjusted CASK increased 10.0% to R$ 15.6 cents in 3Q11, compared to R$ 14.2 cents in 3Q10. CASK excluding fuel expenses increased 3.0%, reaching R$ 9.7 cents in 3Q11, compared to R$ 9.5 cents in 3Q10.

Fuel

Fuel expenses decreased by 6.9%, reaching R$ 814.3 million in 3Q11, due to the recognition of PIS and COFINS credit in the amount of R$ 382 million (roughly R$ 22 million per quarter is recurring), according to note 9 to our financial statements, compared with R$ 875.1 million recorded in 3Q10. Fuel expenses per ASK decreased by 14.2%.

Without considering this credit, but considering the R$ 22 million that are recurring, fuel expenses increased by 34% to R$1,172 million in the third quarter, 2011, primarily due to a 21% increase in the average fuel price per liter, related to an increase of 17.6% in the average price per barrel of WTI oil. Also, we had an increase of 9.3% in liters consumed, due to the 5.8% increase in flown hours. These factors were partially offset by an increase of 3.6% in the stage length (which is the average distance flown, per flight), by 6.4% appreciation of the real against the U.S. dollar and by the reduction of 1.5p.p in the load factor. Adjusted fuel expenses per ASK increased by 23.6%.

Sales and marketing

Sales and marketing expenses decreased by 3.5% to R$223.6 million, representing 6.5% of our gross revenue in the third quarter of 2011, compared to 7.7% in the third quarter of 2010, primarily due to our new assisted sales method for international flights implemented in October 2010. Previously, travel agent compensation was included in the total price of flights, but under our new assisted sales method, service fees for assisted sales channels in Brazil are paid directly by passengers at the time of purchase. In addition, this quarter had lower spending on marketing campaigns. Sales and marketing expenses per ASK decreased by 11.0%.

Aircraft, engine and equipment leasing

Leasing of aircraft, engine and equipment expenses decreased by 3.8% to R$113.3 million in the third quarter 2011, mainly due to the appreciation of the real by 6.4%. This decrease was partially offset by four additional aircraft (excluding ATRs) classified as operating leases. Leasing of aircraft, engine and equipment expenses per ASK decreased by 11.3%.

Personnel

Personnel expenses increased by 15.5% to R$666.6 million in the third quarter 2011, principally due to an 7.3% increase in the number of employees and an 8.75% increase in wages negotiated in the end of 2010. Personnel expenses per ASK increased by 6.5%.

Maintenance and repair (except personnel)

Maintenance and repair expenses (excluding personnel expenses) increased by 10.5% to R$146.8 million in the third quarter 2011, principally due to an increase of 10 aircraft in our fleet, increase in the number of engine checks and a 5.8% increase in total flown hours. This increase was partially offset by the 6.4% appreciation of the real against the U.S. dollar and 3.6% growth in stage length during the third quarter 2011. Maintenance and repair per ASK increased by 1.9%.

Third party services

Third-party services expenses increased by 8.1% to R$209.3 million in the third quarter 2011, mainly due to the increased costs directly related to the growth of our operation: i) an increase in GDS costs due to the increase of 3.3% in the volume of passengers transported and ii) increase in handling costs related to the increase of our operation, mainly in the international market. Third-party services expenses per ASK decreased by 0.3%.

Landing, take-off and navigation charges

Landing, take-off and navigation charges increased by 22% to R$183.4 million in the third quarter 2011, due to a 5.8% increase the number of take-offs and a 9.6% increase in kilometers flown, along with our expansion in the international market, where fees are higher. We also had the impact of the new domestic rates in force since March/2011 and the non-recurring impact of R$ 37 million related to a tariff payment regarding the difference of the maximum takeoff weight of our average fleet related to past years. This increase was partially offset by 6.4% appreciation of the real against the U.S. dollar during the third quarter of 2011, besides the PIS and COFINS credit of R$ 40 million (approximately R$ 2 million are recurring per quarter). Take-off, landing and navigation charges per ASK increased by 12.5%.

Excluding non-recurring impacts (R$ 38 million credit of PIS and Cofins and R$37 million of take-off tariffs payment related to previous years), we had an increase of 24.0% to R$ 186.4 million in 3Q11, compared to R$ 150.4 million in 3Q10. Take-off, landing and navigation charges per ASK increased by 14.4%.

Depreciation and amortization

Depreciation and amortization expenses increased by 5% to R$185.8 million in the third quarter 2011, principally due to the addition of 6 new aircraft to our fleet classified as financial leases, partially offset by the change in our accounting policies as to the determination of the estimate useful life of our fixed assets (since the fourth quarter of 2010), Depreciation and amortization expenses per ASK decreased by 3.1%.

Aircraft insurance

Aircraft insurance expenses decreased by 9.1% to R$11.9 million in the third quarter 2011, principally due to 6.4% appreciation of the real against the U.S. dollar and to the negotiation of more favorable contractual conditions, compared to 2010. This reduction was partially offset by (i) the addition of 10 aircraft to our fleet, (ii) a 3.3% increase in the number of passengers transported, and (iii) a 5.8% increase in take-offs during the third quarter 2011. Aircraft insurance expenses per ASK decreased by 16.1%.

Additional Tariff

On September of 2010 the Superior Court of Justice confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% of the fare for all regular domestic tickets sold. In the light of such event, we reverted the accounting provision thereof on R$ 585.9 million, related to the period from June 2001 up to August 2010.

Other

Other expenses increased by 36.4% to R$211.2 million in the third quarter 2011, impacted by a provision for losses on receivables. Other expenses include general provisions, passenger-related expenses (including food and lodging expenses relating to cancelled flights), interrupted flight expenses, crew-related expenses and other expenses. Other expenses per ASK increased by 25.8%.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) resulted in a net loss of R$93.4 million for the third quarter 2011 against a gain of R$12.7 million in the third quarter 2010. The details are available below in the section: Financial result and fuel derivatives.

Net Financial Result

Financial expense of R$ 1.3 billion in 3Q11 against an income of R$ 444.8 million in 3Q10. The details are available below in the section: Financial result and fuel derivatives.

Net Loss

Net loss of R$ 619.7 million due to the above explained, which represented a negative margin of 18.7% in the 3Q11, versus a margin of 25.0% in the 3Q10.

EBIT

Our EBIT reached R$ 553.3 million in the 3Q11, a margin of 16.7% , representing a reduction of 18.7 percentage points compared to 3Q10, as a consequence of the increase of 13.0% on net revenue and 22.5% on operational expenses.

For the adjusted quarter, excluding all non-recurring effects, we had an EBIT of R$ 192.3 million in 3Q11, a margin of 5.8% .

EBITDAR

The EBITDAR reached R$ 852.4 million in 3Q11, a margin of 25.7%, representing a 12.6% reduction compared to 3Q10, mainly due to all the factors described above about revenues and expenses.

For the adjusted quarter, our EBITDAR margin was 14.8%, reaching R$491.4 million in 3Q11.

Finance result and fuel derivatives

(In millions of Reais)	3Q11	3Q10	3Q11 vs 3Q10	2Q11	3Q11 vs 2Q11	Jan-Se 2011	Jan-Sep 2010	Variation

Finance income
Interest income from financial investments	50.1	37.0	35.6%	40.6	23.6%	128.7	99.1	29.9%
Exchange gains	495.8	432.8	14.6%	721.3	-31.3%	1,426.3	1,230.7	15.9%
Financial instrument gains – WTI
Realized	4.7	-	-	8.8	-46.7%	13.4	-	-
Unrealized	-	160.6	-	-	-	58.5	270.8	-78.4%
Other	8.7	182.4	-95.2%	38.9	-77.7%	52.8	191.8	-72.5%
Total	559.3	812.8	-31.2%	809.5	-30.9%	1,679.8	1,792.4	-6.3%

Finance expenses
Exchange losses	(1,699.2)	(87.6)	-	(484.6)	250.6%	(2,241.6)	(1,065.1)	110.5%
Interest expense	(117.1)	(108.7)	0.0%	(132.6)	-11.7%	(347.6)	(315.9)	10.1%
Financial instrument losses – WTI
Realized	0.4	(38.8)	-	-	-	(2.3)	(142.6)	-98.4%
Unrealized	(98.4)	(109.1)	7.7%	(21.6)	-	(120.0)	(162.2)	-
Hedge Accounting Expenses	(19.3)	-	-	-	0.0%	(19.3)	-	-
Other	(7.4)	(11.0)	-32.7%	(11.0)	-32.5%	(30.5)	(33.8)	-9.7%
Total	(1,941.1)	(355.3)	446.4%	(649.8)	198.7%	(2,761.3)	(1,719.6)	60.6%

Net finance result	(1,381.8)	457.5	-	159.7	-965.1%	(1,081.5)	72.8	-

Interest income from financial investments

We ended the 3Q11 with approximately R$ 2.1 billion in cash, cash equivalents. The interest income from this amount represents an amount of R$50.1 million in the third quarter 2011, compared to R$37.0 million in the third quarter 2010, mainly as a result of an increase in the interest rate in Brazil (CDI), which rose from an average of 10.5% in the third quarter 2010 to 12.2% in the third quarter 2011.

Exchange gains and losses

Exchange rate variation resulted in a loss of R$1.3 billion in the third quarter 2011, principally due to the variation of the exchange rate from R$1.56 in June 30, 2011 to R$1.85 in September 30, 2011, which reduced our U.S. dollar-denominated debt related to financial leases. In the same period last year we recorded a net income of R$ 345.2 million due to the appreciation of the dollar.

Interest expenses

Interest expenses was R$117.1 million in the third quarter, 2011, principally due to commercial leases and interest paid in connection with the issued debentures, bonds and other loans.

Financial instrument gains and losses – WTI

We ended the 3Q11 with a realized net gain on financial instruments of R$ 4.7 million. Due to mark to market of our fuel hedge positions, the unrealized loss on financial instruments was R$ 98.4 million in 3Q11 due to the variation in the price of WTI compared to average strike prices.

Hedge account Expenses

Due to mark to market of Multiplus’s dollar hedge positions, the unrealized loss on financial instruments was R$19.3 million in the 3Q11.

Cash Flow

(In millions of Reais)	3Q11	3Q10	3Q11 vs 3Q10	2Q11	3Q11 vs 2Q11	Jan-Sep 2011	Jan-Sep 2010	Variation

Increase (decrease) in net cash from activities:

Operating	63.6	434.1	-85.4%	131.5	-51.6%	90.1	409.8	-78.0%
Investing	(120.0)	(154.4)	-22.3%	(270.3)	-55.6%	(499.6)	(320.2)	56.0%
Financing	(321.2)	(262.0)	22.6%	467.1	-	(87.7)	(214.4)	-59.1%

Net cash increase (decrease) in cash and cash equivalents	(377.6)	17.7	-	328.3	-	(497.2)	(124.8)	298.4%

Cash Flow from operational activities

Net cash generated from our operating activities was R$63.6 million in the third quarter 2011, compared to R$434.1 million for the corresponding period in 2010, principally due to the impact of the PIS and COFINS credit.

Cash Flow from investment activities

We invested R$120.0 million in the third quarter 2011, compared to R$154.4 million invested in the corresponding period in 2010, mainly due to acquisition of TAM Milor in 3Q10 in the amount of R$ 98.4 million.

Cash Flow from financing activities

Net cash used in financing was R$321.2 million for the third quarter 2011, compared to R$262.0 million in the corresponding period in 2010, this variation was mainly due to proceeds from the shares issuance due to the acquisition of TAM Milor in the third quarter of 2010 amounting to R$ 72.9 million.

Segmented information

In the tables below we expose discriminately the Assets and Income Statement of the Airline Operations, Multiplus and the holding TAM SA, as well as its eliminations and the consolidated result of 3Q11.

Assets and Income Statement

(In millions of Reais)	Airline Operation	Multiplus	TAM S.A.	Total reported	Eliminations	Consolidated

Total assets	16,071.0	1,141.0	2,151.6	19,363.6	(3,813.2)	15,550.4

Revenue	3,359.1	321.5	-	3,680.6	(361.2)	3,319.5
Operating expenses	(2,874.5)	(244.6)	(8.1)	(3,127.3)	361.2	(2,766.1)
Equity	-	-	(616.2)	(616.2)	616.2	0.0
Operating profit before changes in fair value of fuel derivatives and aircraft revaluation	484.6	76.9	(624.3)	(62.8)	616.2	553.4
Changes in fair value of fuel derivatives	(93.4)	-	-	(93.4)	-	(93.4)
Operating profit/(losss)	391.3	76.9	(624.3)	(156.2)	616.2	460.0
Financial income	521.1	21.3	12.2	554.7	-	554.7
Financial expenses	(1,814.9)	(0.0)	(8.8)	(1,823.8)	-	(1,823.8)
Hedge Accounting expenses	-	(19.3)	-	(19.3)	-	(19.3)
Profit/(loss) before income tax and social contribution	(902.5)	78.8	(620.9)	(1,444.6)	616.2	(828.5)
Income tax and social contribution	248.6	(27.5)	1.2	222.3	-	222.3
Net Income	(653.9)	51.3	(619.7)	(1,222.3)	616.2	(606.0)

11

Indebtedness

In the table below we may observe that our total debt is composed by capital leases and loans, besides two debentures and three bonds issuances, totalizing, in the end of the third quarter 2011, the amount of R$ 9.0 billion, of which 90% was denominated in foreign currency.

The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Breakdown and maturity of financial debt

(in thousands of Reais)				As of September 30, 2011
	Lease Payable	Loans	Debentures	Bonds	Total	% Total	Leases not included in the Balance Sheet	Total Debt Adjusted
Short Term
2011	784,898	874,631	373,116	167,770	2,200,416	20%	389,924	2,590,340

Long Term
2012	194,296	51,089	-204	58,398	303,579	3%	82,862	386,441
2013	725,038	1,817	170,349	167,771	1,064,976	9%	265,540	1,330,515
2014	669,817	1,317	155,376	167,771	994,282	9%	180,573	1,174,855
2015	587,535	1,224	140,403	167,771	896,934	8%	122,807	1,019,741
2016	528,956	1,224	125,400	167,771	823,351	7%	89,219	912,570
from 2016	2,260,749	6,222	110,738	2,584,934	4,962,643	44%	191,591	5,154,234
Total	5,751,291	937,524	1,075,179	3,482,187	11,246,181	100%	1,322,516	12,568,696
Discount effect	-522,538	-25,342	-293,267	-1,420,072	-2,261,219	-20%	0	-2,261,219
Accounting value	5,228,753	912,182	781,912	2,062,115	8,984,962	80%	1,322,516	10,307,478
In Foreign Currency	99%	99%	0%	100%	90%		100%	91%
In Local Currency	1%	1%	100%	0%	10%		0%	9%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 10.3 billion, of which 91% is foreign currency denominated.

HEDGE

Current Position

Our hedge policy states a minimum coverage of 20% of the estimated consumption of 12 months and a minimum of 10% between the thirteenth and the twenty forth months on a rolling basis. In this table we show our current fuel hedge position, with the volume of coverage, the average strike price and the percentage of projected consumption coverage.

For the next 12 months we have coverage for 30% of our consumption with an average strike price of US$ 93.5 per barrel. Between October 2012 and September 2013, our percentage of coverage is 17% of projected consumption with an average strike of US$ 99.1 per barrel.

Cash flow’s Impact

Based on the table above, we present a cash impact sensitivity analysis with our hedge positions until the first quarter 2014, assuming different scenarios with average WTI prices in 70, 90 and 110 dollars per barrel. At levels around US$ 90 per barrel, our cash flow is almost neutral and with a barrel above that value we have cash inflows.

Multiplus Derivatives

As Multiplus is exposed to foreign exchange risk as part of its normal commercial activities, considering that most of the point sale agreements with financial institutions are quoted in U.S. dollars.

A financial risk policy was approved, determining coverage limits and the list of financial instruments allowed, in addition to the rules related to eligibility and concentration by the counterpart.

                            Current Position                                                                                                                          Cash Impact Sensibility

	4Q11	2012	2013	Total
Volume	51.0	303.0	255.0	609.0
PUT*	1.8	1.8	1.9	-
CALL*	1.9	1.9	2.0	-
* Average price (R$ / USD)

Market

	3Q11	3Q10	3Q11 vs 3Q10	2Q11	3Q11 vs 2Q11	Jan-Sep 2011	Jan-Sep 2010	Variation
Domestic Market
Industry
ASK (million)	30,165	26,842	12.4%	27,627	9.2%	85,510	75,138	13.8%
RPK (million)	21,237	18,704	13.5%	19,216	10.5%	60,574	51,109	18.5%
Load Factor (%)	70.4	69.7	0.7 p.p.	69.6	0.8 p.p.	70.8	68.0	2.8 p.p.

International Market
Industry
ASK (million)	8,613	8,358	3.1%	8,129	6.0%	25,059	22,894	9.5%
RPK (million)	7,014	6,651	5.5%	6,453	8.7%	19,859	17,446	13.8%
Load Factor (%)	81.4	79.6	1.9 p.p.	79.4	2.0 p.p.	79.3	76.2	3.0 p.p.

Domestic Market

The third quarter is seasonally the second best quarter of year in terms of demand, with the traditional high season in July, offset by the months of August and September that have majority of passengers traveling on business.

The domestic market presented a supply growth (in ASKs) of 12.4%, when comparing the 3Q11 to 3Q10 and 13.5% growth in demand (in RPKs) in the same period. Due to these factors, the load factor of the industry had a slight increase of 0.7 percentage points to 70.4% in 3Q11 versus 69.7% in 3Q10.

Domestic Market – TAM

Comparing with the third quarter of 2010, we add eight aircraft to our Narrow Body fleet and increased by 2.4% the utilization of aircraft. As a result, our capacity increased 8.9% during the period, which, combined with an increase of 4.2% in the demand, resulted in an occupation rate on the quarter of 67.3%, a decrease of 3.0 p.p. against the same period last year.

During this quarter, we announced news in our domestic network. From Rio de Janeiro, Galeão airport, we launched a new daily flight to Porto Alegre (with connections in Florianópolis), Maceió and Vitória, and two new daily flights between Manaus, Natal, Brasília and Curitiba. Vitória also launched a new route between Santos Dumont and Guarulhos airport. From Congonhas airport, in São Paulo, we started new daily flights to Porto Alegre and Curitiba.

In addition to the new routes, we launched during the quarter a new fare called “Relax” in two flights between Guarulhos and Manaus operated with the A330 aircraft. The new option gives the passenger the opportunity to occupy a more roomy and comfortable seat. Since it is used in international flights, the A330 is configured in two service classes, which allows us to offer in the domestic route the same seat as the Executive class in the international flights.

Our passengers will also benefit from other new items such as the “TAM Nas Nuvens” app for iPad, in test version, which will allow access to ours onboard publications even outside our flights.

International Market

Even with the recent exchange rate volatility, we continued to observe high international demand. The industry reported an increase in the supply (in ASKs) of 3.1% when comparing the 3Q11 with the 3Q10, and the demand (in RPKs) increased 5.5% in the same period. These factors led to an increase in the industry load factor of 1.9 p.p., from 79.6% to 81.4%, on 3Q10 and 3Q11, respectively.

International Market – TAM

Comparing with the third quarter of 2010, we added two A330 aircraft to our Wide Body fleet. As a result, our capacity increased by 8.8% in the period, which, along with an increase of 10.0% in the demand, resulted in a load factor of 83.7% in the quarter, the best load factor recorded in a quarter.

In August, we announced a new partnership with JetBlue Airways, to offer new connecting options to passengers departing from Brazil to American cities via International Airport John F. Kennedy, in New York, and via Orlando Airport. With this agreement, the clients can make connections, to more than 30 destinations served by JetBlue and include in a single e-ticket the entire travel stretch, combining flights in the two airlines network. This facilitates not only the purchase of tickets, but also the check-in and luggage dispatch to the final destination.

Benefitting our clients, we made a change in the time of our flight from Miami to Belo Horizonte. The change allows quick connection to São Paulo, reinforcing the connection between Congonhas and Miami.

To increase operations efficiency, we switch the two A340 aircraft that operated the São Paulo/Guarulhos - Milan route by two Airbus A330. These aircraft, with more energy-efficiency, by flying with two engines - the A340 has four engines- will represent a gain of more than 20% in fuel costs per available seat in São Paulo-Milan route. Currently, fuel costs represent about 35% of our total costs.

To make this equipment exchange possible, we promoted an adjustment in international routes, and flights from Rio de Janeiro/Galeão to Frankfurt and London.

In September, we celebrated 15 years with TAM Mercosur. Since day one, we adopted the philosophy from commandant Rolim, who loved Paraguay. It is 15 years of commitment, excelling and major achievements, which have turned us into “leaders in the Paraguayan market.”

Current fleet

During the third quarter, our net fleet increased by 2 Airbus A319, totaling 158 aircraft.

 The ATRs are not in operation since July 2011 and in October, to increase operations efficiency, we ended operations with the Airbus A340.

		3rd Quarter
Models	Capacity	Total		Leasing Types				Own
				Financial		Operating
		2011	2010	2011	2010	2011	2010	2011	2010
A330	212 / 213 seats	20	18	18	16	2	2	0	0
A340	267 seats	2	2	2	2	0	0	0	0
B767	205 seats	3	3	3	3	0	0	0	0
B777	365 seats	4	4	4	4	0	0	0	0
Wide Body		29	27	27	25	2	2	0	0
A319	144 seats	29	26	16	16	13	10	0	0
A320	156 / 174 seats	86	83	31	28	55	55	0	0
A321	220 seats	9	7	8	7	1	0	0	0
Narrow Body		124	116	55	51	69	65	0	0
ATR-42	45 seats	5	5	0	0	0	2	5	3
Total		158	148	82	76	71	69	5	3

This classification is in accordance with the accounting rule.

Contractually, we have only four financial leasings, the aircraft B777.

Fleet plan

We have revised our fleet plan from 2012 with the aim of increasing profitability and improving operational performance.

To achieve this target, we will intensify our efforts of controlling costs and increasing revenues. Among the adopted measures, the narrow body fleet (aircraft with only one aisle) will not be increased by four units next year as originally planned.

Even with the adopted measures, with efficiency gains already achieved by high aircraft utilization, the number of company seats (ASK) will increase 4% in 2012 compared to 2011.

	2011	2012	2013	2014	2015
A330	20
A340	2
A350	0
Airbus Wide Body	22	21	19	22	24
B767	3	3	3	0	0
B777	4	8	10	12	12
Total Wide Body	29	32	32	34	36
A319	30
A320	88
A321	9
Total Narrow Body	127	127	132	137	143

Total	156	159	164	171	179

Guidance

In the nine months of 2011, the market growth was 19%, slightly above our expectations, we believe that in 2011 the domestic demand will grow between 15% and 18%, driven by business and leisure passengers.

The growth of domestic supply (ASK) was aligned with our estimate, which is between 10% and 14%. Our load factor in the first nine months of 2011 was 69%, in the expected range between 67.5% and 70%, result of the success strategy of increasing the volume of passengers in off-peak hours.

The international market grew 12%, above our expectation of 10%, however we already received all our Wide Body aircraft scheduled to arrive in 2011 and reached an estimated three new frequencies /destinations that are: new frequency to New York, via Rio de Janeiro; the second daily flight (round-trip) between Orlando and São Paulo and new destination, Mexico City.

Our load factor was 82%, below our expectation, however we believe that by the end of the year we will meet this estimate, remembering that the fourth quarter is the strongest one and even with the recent exchange rate volatility, we continued to observe high international demand.

With the dilution of fixed costs and our cost reduction efforts, we will be able to reduce our CASK excluding fuel costs by 5%. So far we reduced by 1.5%.
Regarding the assumptions, we estimate the WTI price of US$ 93 per barrel on average for the year. Up to now, the WTI price is US$ 95 per barrel and the FX rate is below our expectation. In Reais, WTI price is still below our estimates.

Tables

Operating data

	3Q11	3Q10	3Q11 vs 3Q10	2Q11	3Q11 vs 2Q11	Jan-Sep 2011	Jan-Sep 2010	Variation
Total
Transported Passengers (thousands)	9,455	9,150	3.3%	9,626	-1.8%	28,361	25,161	12.7%
RPK (million)	14,768	13,842	6.7%	14,393	2.6%	43,287	37,472	15.5%
ASK (million)	20,052	18,494	8.4%	19,475	3.0%	58,628	52,375	11.9%
Load factor - %	73.7	75.2	-1.5 p.p.	73.9	-0.3 p.p.	73.8	71.5	2.3 p.p.
Break-even Load Factor - %	61.4	67.7	-6.4 p.p.	73.5	-12.2 p.p.	68.5	67.9	0.6 p.p.
Average tariff	273	259	5.6%	243	12.6%	257	268	-4.0%
Flight hours	168,888	159,555	5.8%	164,855	2.4%	499,427	458,733	8.9%
Kilometers flown (thousands)	106,061	96,797	9.6%	102,853	3.1%	307,891	276,491	11.4%
Liters of fuel (thousands)	700,449	640,660	9.3%	688,254	1.8%	2,049,915	1,818,905	12.7%
Aircraft utilization (hours per day)[1]	12.9	12.6	2.4%	12.8	0.8%	13.0	12.8	1.6%
Landings	82,158	77,688	5.8%	82,893	-0.9%	244,389	224,290	9.0%
Stage Length	1,291	1,246	3.6%	1,241	4.0%	1,260	1,233	2.2%
Total number of employees	29,021	27,044	7.3%	29,336	-1.1%	29,021	27,044	7.3%
- TAM Airlines	28,035	25,817	8.6%	28,046	0.0%	28,035	25,817	8.6%
- TAM Mercorsur	493	487	1.2%	501	-1.6%	493	487	1.2%
- TAM Viagens	391	347	12.7%	395	-1.0%	391	347	12.7%
- Multiplus Fidelidade	102	71	43.7%	102	0.0%	102	76	34.2%
- Pantanal	0	317	-	278	-	0	317	-
WTI end (NYMEX) (at US$/Barrel)	79.2	80.0	-1.0%	95.4	-17.0%	79.2	80.0	-1.0%
WTI average (NYMEX) (at US$/Barrel)	89.5	76.1	17.6%	102.4	-12.5%	95.4	77.7	22.9%
End of period exchange rate (R$ / US$)	1.85	1.69	9.5%	1.56	18.8%	1.85	1.69	9.5%
Average exchange rate (R$ / US$)	1.64	1.75	-6.4%	1.60	2.6%	1.63	1.78	-8.3%
Domestic Market
Transported Passengers (thousands)	7,940	7,738	2.6%	8,216	-3.4%	24,008	21,289	12.8%
RPK domestic (million)	8,227	7,897	4.2%	8,269	-0.5%	24,784	21,452	15.5%
ASK domestic (million)	12,232	11,310	8.2%	11,956	2.3%	35,955	32,013	12.3%
Domestic Load Factor %	67.3	70.3	-3.0 p.p.	69.2	-1.9 p.p.	68.9	67.0	1.9 p.p.
Market share - %	39.3	42.8	-3.5 p.p.	43.6	-4.3 p.p.	41.5	42.4	-0.9 p.p.
International Market
Transported Passengers (thousands)	1,515	1,413	7.2%	1,411	7.4%	4,353	3,872	12.4%
RPK domestic (million)[2]	6,541	5,945	10.0%	6,123	6.8%	18,503	16,020	15.5%
ASK domestic (million)[2]	7,820	7,184	8.8%	7,519	4.0%	22,673	20,362	11.4%
International Load Factor %[2]	83.7	82.7	0.9 p.p.	81.4	2.2 p.p.	81.6	78.7	2.9 p.p.
Market share - %	88.2	83.8	4.4 p.p.	89.9	-1.7 p.p.	87.9	84.3	3.6 p.p.

1 does not consider maintenance and reserve aircraft
2 includes TAM Mercosur data, which are not part of the ANAC release

Condensed Balance Sheet

	September, 30	December, 31		September, 30	December, 31
(In millions of Reais)	2011	2010		2011	2010

Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	515.0	1,012.2	Suppliers	486.8	522.4
Financial assets at fair value through profit and loss	1,389.0	1,407.7	Financial liabilities	1,865.5	1,572.1
Trade accounts receivable	1,967.4	1,556.8	Salaries and social charges	515.0	466.8
Inventories	219.8	198.8	Deferred income	1,650.6	1,801.2
Taxes recoverable	605.4	57.6	Taxes, charges and contributions	376.3	285.0
Income tax and social contribuition recoverable	0.0	18.4	Income tax and social contribution	4.7	14.3
Prepaid expenses	124.5	162.8	Interest on own capital and dividends payable	0.9	152.3
Derivative financial instruments	27.4	9.9	Derivative financial instruments	86.5	20.6
Other receivables	85.9	81.2	Refinanced taxes payable under Fiscal Recovery Program	47.9	23.2
	4,934.4	4,505.4	Other current liabilities	162.7	135.7
				5,196.9	4,993.5
Non-current assets
Restricted cash	61.1	98.3	Non-current liabilities
Financial assets at fair value through profit and loss	160.6	50.3	Financial liabilities	7,119.5	5,786.8
Deferred income tax and social contribution	34.3	0.0	Derivative financial instruments	79.5	15.3
Deposits in guarantee	55.1	51.8	Deferred income	44.5	66.4
Prepaid aircraft maintenance	543.5	410.3	Provisions	246.5	204.3
Other non-current assets	26.1	20.6	Refinanced taxes payable under Fiscal Recovery Program	425.6	416.7
Derivative financial instruments	6.7	6.6	Deferred income tax and social contribution	0.0	111.2
Property, plant and equipment	9,123.0	8,711.9	Other non-current liabilities	407.4	237.5
Intangible assets	605.7	604.0		8,322.9	6,838.1
	10,616.0	9,953.7
			Total liabilities	13,519.9	11,831.7

			Stockholders’ equity
			Capital and reserves attributable to equity holders of TAM S.A
			Share capital	819.9	819.9
			Capital reserve	137.6	120.6
			Profit reserve	863.7	895.6
			Carrying value adjustment	567.5	585.8
			Retained earnings/loss	(429.5)	0.0
				1,959.3	2,421.9
			Non-controlling interest	71.3	205.5

			Total equity	2,030.5	2,627.4

Total Asset	15,550.4	14,459.1	Total liabilities and equity	15,550.4	14,459.1

Cash Flow

	Three months period ended		Six months period ended
(In millions of Reais)	September, 30	September, 30	September, 30	September, 30
	2011	2010	2011	2010

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	159.4	545.9	447.8	668.9
Tax paid	17.0	(25.3)	(87.7)	(26.7)
Interest paid	(112.9)	(86.5)	(270.0)	(232.4)
Net cash generated from (used in) operating activities	63.6	434.1	90.1	409.8

Cash flows from investing activities
Multiplus Capital Reduction	-	-	(161.0)	-
Investments in restricted cash	(20.7)	5.7	37.2	(29.8)
Cash flows from business combination net cash received - Pantanal	-	0.5	-	(9.0)
Proceeds from sale property, plant and equipment (PPE)/ intangible	1.1	4.5	2.7	23.3
Purchases of property, plant and equipment (PPE)	2.5	(28.3)	(85.6)	(99.6)
Purchases of intangible assets	(12.8)	(38.6)	(49.0)	(96.0)
Purchases of intangible assets - TAM Brands	-	(98.4)	-	(98.4)
Deposits in guarantee	0.3	3.9	1.4	9.2
Reimbursement	3.3	13.2	8.1	18.4
Deposits made	(2.9)	(9.2)	(6.7)	(9.2)
Pre-delivery payments	(90.4)	(3.8)	(245.4)	(19.8)
Reimbursement	18.8	26.2	109.0	112.5
Payments	(109.2)	(29.9)	(354.5)	(132.3)
Net cash from (used in) investing activities	(120.0)	(154.4)	(499.6)	(320.2)

Cash flows from financing activities
Repurchase/ sale of treaury shares	0.3	(0.5)	3.2	2.4
Net cash received in IPO of subsidiary Multiplus	-	-	-	657.0
Dividends paid - TAM S.A	-	73.0	-	73.0
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus	-	(0.0)	(181.5)	(233.3)
Dividends paid and interest on capital own to non-controlling shareholders of TAM Mercosul	(0.0)	(9.1)	(22.7)	(9.1)
Short and long-term borrowings	2.9	(26.9)	6.9	(144.1)
Repayment	22.3	-	101.4	-
Payment	(19.3)	(26.9)	(94.6)	(144.1)
Senior Notes	(0.7)	-	776.5	-
Pepayments	(0.7)	-	776.5	-
Capital element of finance leases	(157.0)	(131.9)	(503.5)	(393.7)
Debentures	(166.7)	(166.7)	(166.7)	(166.7)
Net cash increase (used in) from financing activities	(321.2)	(262.0)	(87.7)	(214.4)

Net increase (decrease) in cash and cash equivalents	(377.6)	17.7	(87.7)	(214.4)

Cash and cash equivalents at beginning of period	892.6	932.7	1,012.2	1,075.2

Cash and cash equivalents at end of period	515.0	950.4	515.0	950.4

Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometer, or transported passenger-kilometer, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometers flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometer flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid passengers transported

Yield - Average amount paid per passenger to fly one kilometer

RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometer; the result is presented in centavos or reais per seat-kilometer

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company’s share in the total market demand (measured in RPK)

Capacity Share - Company’s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.2% in Setembro; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.6% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.